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                                                                       EXHIBIT 1

FOR IMMEDIATE RELEASE           CONTACT:     Richard W. Garan
- ---------------------                        (304) 797-2728

              WEIRTON ANNOUNCES TENDER OFFER FOR 10 7/8% SENIOR
             NOTES DUE OCTOBER 15, 1999 AND 11 1/2% SENIOR NOTES
                  DUE MARCH 1, 1998 AND RESTRUCTURING CHARGE

          WEIRTON, WEST VIRGINIA -- May 29, 1996 -- Weirton Steel Corporation (NYSE:WS) announced today that it is commencing a tender offer to purchase for cash up to $65,000,000 aggregate principal amount of its outstanding 10 7/8% Senior Notes due October 15, 1999 and up to $35,000,000 aggregate principal amount of its outstanding 11 1/2% Senior Notes due March 1, 1998.

          The consideration for each 10 7/8% Note tendered pursuant to the tender offer shall be the greater of (i) 104.50% of the aggregate principal amount, or (ii) the price (calculated as more fully described in Schedule I of the Offer to Purchase) resulting from a yield to the 10 7/8% maturity date equal to the sum of (a) the yield on the 7.125% United States Treasury Note due September 30, 1999, as calculated in accordance with standard market practice, based on the bid price for such Treasury Note as of 2:00 p.m., New York City time, on June 11, 1996, the tenth business day immediately preceding the initially scheduled expiration date of the tender offer, as displayed on the Bloomberg Government Pricing Monitor on "Page PX5", plus (b) 230 basis points (such price being rounded to the nearest cent per $1,000 principal amount of 10 7/8% Notes), plus, in either case (i) or (ii), accrued and unpaid interest up to, but not including, the Payment Date (as defined in the Offer to Purchase).

          The consideration for each 11 1/2% Note tendered pursuant to the tender offer shall be the greater of (i) 103.50% of the aggregate principal amount, or (ii) the price (calculated as more fully described in Schedule I to the Offer to Purchase) resulting from a yield to the 11 1/2% maturity date equal to the sum of (a) the yield on the 5.125% United States Treasury Note due February 28, 1998, as calculated in accordance with standard market practice, based on the bid price for such Treasury Note as of 2:00 p.m., New York City time, on June 11, 1996, as displayed on the Bloomberg Government Pricing Monitor on "Page PX4", plus (b) 200 basis points (such price being rounded to the nearest cent per $1,000 principal amount of 11 1/2% Notes), plus, in either case
(i) or (ii), accrued and unpaid interest up to, but not including, the Payment Date.

          The Offer is conditioned upon, among other things, the availability to the Company of funds from a private placement of new senior notes sufficient to pay the aggregate
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consideration and all related costs and expenses of the Offer on terms and conditions satisfactory to the Company (as more specifically described in the Offer to Purchase), and other customary conditions. The Offer will expire at 12:00 p.m. noon, New York City time, on June 26, 1996, unless extended.

          Lehman Brothers Inc. and Salomon Brothers Inc are acting as dealer managers in connection with the tender offer and will provide certain financial advisory services to the Company in connection therewith. The information agent for the tender offer is Georgeson & Company Inc. Holders may obtain information relating to the tender offer by contacting Lehman Brothers Inc. or Salomon Brothers Inc at (800) 438-3242 or (212) 783-3957 (collect), respectively, or the information agent at (800) 223-2064.

          The Company also announced today a one time restructuring charge associated with a reduction in the size of its salaried workforce and that it expects to incur an extraordinary charge of approximately $6 million, on an after-tax basis, associated with the purchase of the Notes pursuant to the tender offer. The Company stated that it expects that the workforce restructuring charge will be incurred in the second quarter of this year in the approximate amount of $17 million. The Company expects that cash costs of approximately $7.5 million in respect of the work-force restructuring charge will be paid over the next 12 months with the remainder extending beyond that period.

          Weirton Steel President and C.E.O., Richard K. Riederer, said that even though the Company has successfully improved its cost structure and achieved increased production and shipment levels, the competitive pressures of the industry necessitate reducing approximately 20% of its supervisory and managerial workforce which currently numbers approximately 1,000. "The decrease in the size of the workforce is a difficult step to take, but it is necessary to improve the Company's cost position. Addressing employment costs is part of an ongoing broad-based effort, for which we are studying all aspects of our operation in an attempt to control and reduce costs and achieve greater efficiencies. This restructuring charge, coupled with any extraordinary charges associated with the purchase of long-term debt pursuant to the tender offer, as well as the costs associated with our previously announced Blast Furnace outage, will negatively effect our performance this year. The Company will likely lose money for the year, but the program of reducing costs and achieving efficiencies and the purchase of a portion of the long-term debt pursuant to the tender offer should better position the Company for the future." While the Company currently has no specific plan to further reduce its workforce, the Company is currently evaluating further workforce reductions and, to the extent the Company pursues such further workforce reductions, the Company may incur additional significant restructuring charges.

          Weirton Steel Corporation operates an integrated flat rolled steel producing plant in Weirton, WV.